Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

May 12, 2021

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), a subsidiary of Grupo Financiero Galicia S.A., has been notified of the filing of a class action lawsuit by “Protegiendo al Consumidor” (or P.A.C.), a local Argentine association focused on general consumer defense matters.

The class action lawsuit challenges the Bank’s practice of charging a 30% tax, which is referred to locally as “Impuesto País”, in relation to the use of certain of digital services abroad by customers whose accounts are located in branches in the Buenos Aires Province. The class action lawsuit also demands restitution of the amounts withheld by the Bank in connection with the enforcement of such tax, plus certain interest thereon.

The class action lawsuit (file number 4995/2021) is being administrated before the Civil and Commercial Court, No. 15, sole Secretariat of the City of Mar del Plata, Buenos Aires Province.

The Bank is analyzing the content and implications of the class action lawsuit. In the event of an unfavorable resolution of the dispute described herein, the Bank does not believe that such unfavorable resolution will have a significant impact on the Bank´s shareholders’ equity.

Yours faithfully,

A. Enrique Pedemonte

Attorney in law

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including with respect to matters of interpretation.

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina

Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com